Filed by Tableau Software, Inc.

Pursuant to Rule 425

under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14d-9

under the Securities Exchange Act of 1934, as amended

Subject Company: Tableau Software, Inc.

(Commission File No. 001-35925)

The following communications are being filed in connection with the acquisition of Tableau Software, Inc. (“Tableau”) by salesforce.com, inc.

The following article by GeekWire, LLC was made available in connection with the transaction.

Salesforce’s $15.7B Tableau deal is a defining moment for the West Coast tech ‘megalopolis’

BY TODD BISHOP on June 15, 2019 at 8:49 am

Salesforce surprised the tech world this week with its agreement to acquire Tableau Software for $15.7 billion — although maybe it shouldn’t have been a surprise, after the Seattle-based data visualization company was listed among the cloud giant’s acquisition targets in a leaked internal slide deck a few years ago.

The acquisition would be the largest in Salesforce history, and the company’s co-CEO, Marc Benioff, hinted at larger ambitions when he declared that Seattle would become Salesforce “HQ2” as a result of the Tableau deal. It was a none-too-subtle jab at Amazon, which coined that term for its second headquarters search, but it was also the latest indication that the West Coast is increasingly becoming a larger tech hub encompassing San Francisco, Silicon Valley and Seattle.

More than 100 out-of-town tech companies, many of them based in the Bay Area, have established engineering centers in Seattle, with the pace of new offices accelerating in recent years. This was already blurring the lines between the two tech hubs, but Benioff took it to a new level this week.

“I am a huge admirer of the talent market in Seattle,” Benioff said. “There’s very few places in the world today where you can put together a software company at scale.”

What does that mean for Seattle? While some commentators expressed concern about the loss of a corporate headquarters through the deal, my colleague, GeekWire co-founder John Cook, calls that an increasingly outdated way of viewing the world. Here is his take, from this week’s GeekWire Podcast.

I don’t buy into that. I look at what’s happening in the tech economy right now, especially on the West Coast and especially the connections between Seattle and the Bay Area. And it’s becoming this giant West Coast Megalopolis largely driven by the tech industry. The fact that Salesforce is buying Tableau and setting up an anchor here, it’s not that earth shattering. It’s an old way of looking at it. Like Boeing moves out of the city of Seattle and all those headquarters jobs go with them. I don’t presume that’s what’s going to happen here. In fact, if you take Salesforce and Marc Benioff at his word, they’re going to double down here on a much bigger way. So the potential impact is that it only exacerbates the issues related to housing, transportation, and what have you in the Seattle area.

Because of that last point, one big question is the extent to which Marc Benioff and Salesforce will step up their community engagement in Seattle, given Benioff’s leadership on civic issues and efforts to alleviate homelessness in San Francisco. Benioff hasn’t gone into detail on how that could translate into Salesforce “HQ2” after the Tableau deal closes, but both companies are active philanthropically.

On the business front, one of the most remarkable parts of the Tableau story is that it raised a mere $15 million in venture capital — and never actually used the money, or at least hadn’t used the money as of 2013. It was largely for appearances, to show that they were worthy of institutional backing as they prepared to go public.

Tableau co-founder and then-CEO Christian Chabot (himself a former venture capitalist) told John at the time, “I would say the biggest thing I learned working in venture capital for two years and being exposed to it is — avoid venture capital at all costs. That’s what I learned.”

Another big question is whether this move will escalate the competition between Tableau/Salesforce and Microsoft. Here’s what Tableau CEO Adam Selipsky said on that topic when I spoke with him earlier this week.

I think that the capabilities, both the product side and sales and marketing, that we can bring to market as part of Salesforce are really exciting and I think are going to give us a lot of strength versus any other competitor in the market. And, the ability to have the enterprise presence, the ability to have a broad array of technologies to look at and figure out which ones might work and be effective for customers inside the product. Those are absolutely going to strengthen us competitively. And I think, yeah, we already have strong and consistent win rates against all competitors. This should help ensure we’re really competitive. But the reason we’ll be competitive is because we’ll have great solutions for customers, and that will cause them to want to choose us.

The following article by The Wall Street Journal was made available in connection with the transaction.

Tableau CEO talks data ‘table stakes.’

Salesforce.com Inc. this week said it plans to acquire Tableau Software Inc. for $15 billion in stock, its largest-ever acquisition. The deal brings together a cloud software powerhouse with over $13 billion in annual revenue, and a fast-growing data-analytics platform installed on its customers’ computers. What does all this mean for chief information officers? We asked Tableau chief executive Adam Selipsky. Edited excerpts below:

The acquisition gives CIOs an opportunity to empower employees and supercharge their digital transformations for a game-changing impact on the business.

Many integration details have yet to be worked out, but we see opportunities to augment each other’s capabilities and integrate our products, across all types of data, regardless of where it lives, across all types of use cases in large and small organizations. For example, customers could use Tableau to analyze data from Salesforce’s platform with an intuitive and visual interface that makes it easy for all people across the company and integrates analytics embedded in Salesforce. Customers could also blend data from Salesforce with data on-premises and across Tableau’s 75-plus connectors to get a complete view of their business.

I think this deal validates and builds on a shared culture of customer obsession and commitment to community and innovation. I think it also validates data’s role to impact business in the age of digital transformation. Data culture is beyond coming of age now — it’s table stakes and I think we’ll see that in the year ahead.

The following article by The Seattle Times was made available in connection with the transaction.

Tableau CEO says working with Salesforce chief Benioff may bring ‘cool things’ in philanthropy

June 14, 2019 at 6:00 am

By Benjamin Romano

Does billionaire tech entrepreneur Marc Benioff, an outspoken social activist in his corporate base of San Francisco, intend to get involved in the contentious, urgent issue of homelessness in Seattle, his new HQ2?

Over the last two years, the term HQ2 has been freighted with meaning. In Seattle, it’s shorthand for the city’s largest employer, Amazon, deciding to look for other places to grow, for a host of reasons including mounting dissatisfaction with city hall. In cities across North America, it defined a corporate site-selection sweepstakes the likes of which had never been seen before.

None of that context would have been lost on Benioff, founder and CEO of Salesforce, when he said this week that he saw Seattle as HQ2 for his company while announcing its acquisition of Seattle-based Tableau Software in a blockbuster $15.7 billion deal.

It was, perhaps, a silver lining for those lamenting the loss of a local company headquarters, as well as a not-so-subtle poke at the resident technology and commerce giant that 13 months ago threatened to slow its growth in the city to oppose the proposed employee head tax on large businesses to fund housing and homelessness. (Amazon this past week announced $8 million in donations to affordable-housing nonprofits in its two HQs, Seattle and Arlington County, Virginia.)

Benioff came out vocally in support of a business tax in his native San Francisco, where Salesforce is the largest employer, to raise funds for the same purpose. Billboards bearing the Salesforce name urged passage of the measure.

A Salesforce spokesperson said Benioff didn’t have anything to say right now about homelessness in Seattle, but emphasized his focus on it broadly, providing transcripts of several recent speeches and media appearances in which he addressed the topic, and corporate responsibility generally.

Tableau CEO Adam Selipsky said he had not had specific discussions with Benioff about the combined companies’ local philanthropic plans.

“It’s kind of a TBD, but I’ll go out on a limb and guarantee there have got to be cool things that we can do together,” said Selipsky. He pointed to Benioff’s leadership and Tableau’s efforts, including providing its data and analysis tools, as well as grants, to nonprofits focused on the issue in Seattle and beyond, such as Community Solutions.

Selipsky grew up in the Seattle area, left to attend college at Harvard and start his career, and returned 20 years ago as an executive for RealNetworks. Then he spent 11 years at Amazon helping build its most profitable business — Amazon Web Services — before taking over at the data analysis and visualization-software maker Tableau in 2016.

Selipsky said he couldn’t recall whether Benioff had tried out the Seattle HQ2 line on him before sharing it with the world during a conference call announcing the acquisition Monday morning.

“I think that Marc and Salesforce realize what we’ve known for a long time, which is Seattle is one of the best places in the country, and indeed the world, to grow out a significant tech company,” Selipsky said in an interview in his glass-walled office, looking south onto Lake Union and the dozens of Amazon buildings clustered on the far shore.

With more than 3,200 employees between Tableau and Salesforce in the region, Selipsky said, the combined companies have “a sizable and interesting presence in the Seattle area,” which should make it “easier for us to attract the best talent.”

Rather than a local headquarters disappearing, Tableau, as a stand-alone brand with its leadership fully intact, intends to continue to grow its local employment, not shrink, he said. He pointed to a new Kirkland office Tableau opened two weeks ago designed for hundreds of employees.

Executives are still working out the details of how to combine Salesforce, which, as the name indicates, makes cloud-based software to help businesses improve sales and customer service, and Tableau, which for 16 years has been producing software to help people better see and understand data.

“If you look at the technical assets, the resources, the IP inside the two companies, I think there’s going to be a really fun exercise of dumping over the toy chests and seeing all the new toys on the table and deciding what to do with them all,” he said.

Selipsky is also looking forward to leveraging the new parent company’s own very large, global sales force. “I can’t wait for those thousands of sales reps to start raining leads down on to our sales team’s heads,” he said.

Additional Information and Where to Find It

The exchange offer referenced in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for any offer materials that Tableau Software, Inc. (the “Company”), salesforce.com, inc. (“salesforce”) or its acquisition subsidiary, Sausalito Acquisition Corp. (the “Purchaser”) will file with the U.S. Securities and Exchange Commission (the “SEC”). At the time the exchange offer is commenced, salesforce and the Purchaser will file a tender offer statement on Schedule TO, salesforce will file a registration statement on Form S-4 and the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the exchange offer. THE EXCHANGE OFFER MATERIALS (INCLUDING AN OFFER TO EXCHANGE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER EXCHANGE OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION. STOCKHOLDERS OF THE COMPANY ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF THE COMPANY’S SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING EXCHANGING THEIR SECURITIES. The Solicitation/Recommendation Statement, the Offer to Exchange, the related Letter of Transmittal and certain other exchange offer documents will be made available to all of the Company’s stockholders at no expense to them. The exchange offer materials and the Solicitation/Recommendation Statement will be made available for free on the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by salesforce will be available free of charge under the Financials heading of the Investor Relations section of salesforce’s website at www.salesforce.com/investor. Copies of the documents filed with the SEC by the Company will be available free of charge under the SEC filings heading of the Investors section of the Company’s website at investors.tableau.com/.

Forward-Looking Statements

This communication contains forward-looking information related to the Company and the acquisition of the Company by salesforce that involves substantial risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied by such statements. Forward-looking statements in this release include, among other things, statements about the potential benefits of the proposed transaction, the Company’s plans, objectives, expectations and intentions, the financial condition, results of operations and business of the Company, and the anticipated timing of closing of the proposed transaction. Risks and uncertainties include, among other things, risks related to the ability of the Company to consummate the proposed transaction on a timely basis or at all, including due to complexities resulting from the adoption of new accounting pronouncements and associated system implementations; salesforce’s ability to successfully integrate the Company’s operations; salesforce’s ability to implement its plan, forecasts and other expectations with respect to the Company’s business after the completion of the transaction and realize expected synergies; the satisfaction of the conditions precedent to consummation of the proposed transaction, including having a sufficient number of the Company’s shares being validly tendered into the exchange offer to meet the minimum condition; the Company’s ability to secure regulatory approvals on the terms expected in a timely manner or at all; the ability to realize the anticipated benefits of the proposed transaction, including the possibility that the expected benefits from the proposed transaction will not be realized or will not be realized within the expected time period; disruption from the transaction making it more difficult to maintain business and operational relationships; the negative side effects of the announcement or the consummation of the proposed transaction on the market price of the Company’s common stock or on the Company’s operating results; significant transaction costs; unknown liabilities; the risk of litigation and/or regulatory actions related to the proposed transaction; competitive factors, including new market entrants and changes in the competitive environment, pricing changes, sales cycle time and increased competition; customer demand for the Company’s products and services and customer response to the Company’s subscription offerings; ability to attract, integrate and retain qualified personnel; the Company’s ability to protect its intellectual property rights and develop its brand; the ability to develop new services and product features; other business effects, including the effects of industry, market, economic, political or regulatory conditions, including expenditure trends for business analytics and productivity tools; future exchange and interest rates; changes in tax and other laws, regulations, rates and policies, including those related to the provision of services on the Internet, those related to accessing the Internet and those addressing data privacy and import and export controls; future business combinations or disposals; and the uncertainties inherent in research and development.

Further information on these and other risk and uncertainties relating to the Company can be found in its reports on Forms 10-K, 10-Q and 8-K and in other filings the Company makes with the SEC from time to time and available at www.sec.gov. These documents are available under the SEC filings heading of the Investors section of the Company’s website at investors.tableau.com/.

The forward-looking statements included in this communication are made only as of the date hereof. The Company assumes no obligation and does not intend to update these forward-looking statements, except as required by law.